NEWS RELEASE

EMX Royalty Executes Option Agreement for Five Battery Metal Projects in Scandinavia

Vancouver, British Columbia, February 3, 2021 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an option agreement (the "Agreement") for the Flåt, Bamble and Brattåssen nickel-copper-PGE-cobalt projects in Norway (the "Norwegian Projects"), and for the Mjövattnet and Njuggträskliden nickel-copper-PGE-cobalt projects in Sweden (the "Swedish Projects") with Martin Laboratories EMG Limited ("MLE"), a private UK based company. MLE was created with the specific intention of advancing this portfolio of "battery metal" projects in Scandinavia and will be initially backed by private sector investment. See Figure 1 for project locations.

The Agreement provides EMX with an equity interest in MLE, a 2.5% net smelter return ("NSR") royalty on each project, and other considerations including advanced annual royalties ("AAR") and milestone payments. MLE may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied.

Each of the Norwegian and Swedish Projects contain nickel-copper-cobalt (Ni-Cu-Co) sulfide prospects and occurrences associated with mafic-ultramafic intrusive complexes in southern Norway and in north-central Sweden. Platinum group elements ("PGE's") and gold are also enriched in some of the deposits, although historic sampling for PGE's and gold was limited and their endowments remain poorly understood. Several of the projects contain areas of historical mining and exploration drilling, and in the case of the Swedish Projects, historical mineral resources.

EMX's acquisition of these battery metal projects is a direct reflection of a contrarian acquisition strategy, whereby the projects were acquired during times of depressed nickel prices. These and other battery metal projects are now receiving heightened attention, allowing EMX to capitalize upon the current market support and interest in such projects. Please see www.EMXroyalty.com for more information on these and other battery metal opportunities in the Company's portfolio.

Commercial Terms Overview. In accordance with the Agreement, MLE will have the option to acquire 100% project interests in the Norwegian and Swedish Projects subject to the following terms (all dollar amounts in USD, unless otherwise noted):

  Upon execution, MLE will make a cash payment of $50,000 and issue to EMX the number of common shares that represents a 5% equity ownership in MLE.
  MLE will then have a 12 month period in which it must spend a minimum of $200,000 on each of the five projects, and then in the second year of the Agreement, spend $1 million in aggregate across the projects, with a minimum of $200,000 spent on each of the Swedish Projects.
  After meeting the work expenditure requirements in the first two years of the Agreement (the Option Period), MLE may elect to retain individual projects by issuing additional share capital to EMX:
    If at least four projects are retained, MLE will issue to EMX the number of common shares that represents a 9.9% equity ownership in MLE.
    If at least three projects are retained, MLE will issue to EMX the number of common shares that represents a 7.5% equity ownership in MLE.
    If only one or two of the projects are retained, MLE will issue to EMX the number of common shares that represents a 5% equity ownership in MLE.
    MLE will have the continuing obligation to issue additional shares of MLE to EMX to maintain its specified interest at no additional cost to EMX, until MLE has raised $4,500,000 in equity; thereafter EMX will have the right to participate in future financings on a pro-rata basis and at its own cost to maintain its interest in MLE.

  By exercising the option on any of the projects, MLE will vest a 100% interest in the project, with EMX retaining a 2.5% NSR royalty, 0.5% of which may be purchased by MLE under certain conditions. Annual advance royalty payments will commence on the third anniversary of the Agreement, beginning at $25,000 per project and increasing at $5,000 per year, capped at $75,000 per year.
  Milestone Payments of up to $1 million each will be made to EMX upon the disclosure of (1) a maiden (previously unannounced) resource on any of the projects, and (2) a decision to develop a mining operation on any of the projects. Up to half of the Milestone Payments may be made in shares of MLE, provided that MLE is a publicly traded entity at the time.

Overview of the Norwegian Projects. The Norwegian Projects are part of a belt of nickel sulfide deposits and occurrences in southern Norway which allowed Norway to become the world's major producer of nickel in the 1870's1. In the late 1920's, Falconbridge Nickel Mines Ltd, which operated nickel mines in the Sudbury District of eastern Canada, acquired the regional smelting and processing facility in Norway known as "Nikkelverk A/S", which still operates today.

This led to decades of exploration by Falconbridge, during which time Falconbridge and its partners discovered and advanced a number of nickel sulfide prospects, including each of EMX's Norwegian Projects. After being acquired by Xstrata in 2006, Falconbridge's regional exploration programs were curtailed, and the projects were abandoned shortly thereafter. These projects largely remained idle until acquired by EMX over the past two years.

Flåt Project. The Flåt mine (pronounced like "float" in English) was one of the largest historic nickel producers in Norway, producing over 2.5 million tonnes of mineralized material, and was in operation from 1872 through World War II2. EMX's exploration licenses surround the historic Flåt mine and cover the lateral and downward projections of the body of mineralization that was historically mined. Drilling by Falconbridge on the EMX licenses in the 1970's failed to reach the projection of the mineralization at depth below the mine, and subsequent geophysical surveys defined additional targets that were never tested. EMX believes these to represent "walk up" drill targets on the project.

Bamble Project. The Bamble nickel-copper-cobalt project covers a large area (11,000 hectares) with numerous nickel and copper prospects and historic mine workings. Remarkably, only limited historic drilling has taken place within the project area, and several key mineralized intercepts were never followed up. Falconbridge and its JV partner Blackstone Ventures, Inc. made the project a focus between 2004 and 2009, but little to no exploration has taken place since along the project's 20 kilometer trend.

Brattåssen Project. The 5,000 hectare Brattåssen nickel-copper-cobalt project was advanced by Falconbridge and Blackstone from 2004-2006, which included geophysical surveys and 10 diamond drill holes across multiple exploration targets. Nickel sulfide mineralization intersected at shallow depths by drilling at the Seljåsen prospect was never followed up, and a significant magnetic anomaly at the Brattåssen prospect was also never drill tested.

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1 Geological Survey of Norway (NGU) 2018: Nickel in Norway, Focus Article no 6; https://www.ngu.no/sites/default/files/Focus_6_2018_Nickel_in_Norway_web.pdf.

2 Bjoerlykke 1947, Flåt Nickel Mine; Geological Survey of Norway (NGU) Journal Article no 168b; https://www.ngu.no/FileArchive/NGUPublikasjoner/NGUnr_168B_Bjoerlykke.pdf.

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Overview of the Swedish Projects. Regional nickel exploration became a focus of the Swedish Geological Survey ("SGU") and other state-run mining concerns in the 1970's and early 1980's, leading to the discoveries of EMX's Mjövattnet and Njuggträskliden nickel-copper-cobalt-PGE deposits along what became known as the "Nickel Line" in north central Sweden. These deposits and occurrences are located just outside of the Skellefteå Mining District, where Boliden AB has its regional headquarters and operates a smelting facility.

In the past few years, the recent emphasis on conversion to electric vehicles within the European Union and construction of a vehicle battery factory near Skellefteå has resulted in renewed interest in the Nickel Line and its nickel-copper sulfide deposits.

Mjövattnet Project. The translation of Mjövattnet is "mead water" in English, which was one of the first nickel sulfide discoveries made along the Nickel Line. Discovered in 1971, the Mjövattnet nickel sulfide deposit occurs along a structural corridor of similar mineralized bodies, including the Lappvattnet Brannorna, and Lappbacken zones to the southwest, each of which have drill defined zones of mineralization, with the latter two also lying within the EMX license (Lappvattnet is currently held by a third party). Notes from the Swedish Geological Company ("NSG") in 1987 state that Mjövattnet has only been partly explored and its depth potential remains unknown3. Likewise, several clusters of nickel sulfide bearing boulders lie to the northeast and southeast (the Frangsmyran, Holmsvattnet, Långbacken and Vallen occurrences), the bedrock sources of which have yet to be identified (see Figure 2).

This combination of drill defined nickel sulfide mineralization, which remains open in multiple directions, and the upside potential near the clusters of mineralized boulders makes the Mjövattnet project particularly attractive for further exploration.

Njuggträskliden Project. This deposit was discovered in the early 1970's via boulder tracing, which led to the identification of several mineralized outcrops. Multiple drill defined zones of nickel sulfide mineralization were delineated in the early 1980's, many of which were recognized as being enriched in PGE's, but only some of the collected drill core samples were analyzed for PGE's.

The drill defined zones of mineralization at Njuggträskliden remain open at depth, and the NSG noted in their summary report that a 10 kilometer corridor of similar boulder clusters with nickel sulfide mineralization remains to be explored at Njuggträskliden (see Figure 3)4. These occurrences all lie within the EMX license and represent considerable upside exploration potential. Since being drilled by the NSG, a few smaller companies have conducted limited exploration in the area, including twinning of some of the historic drill holes and reanalyzing some of the historic drill core for PGE's. However, little to no systematic exploration has taken place.

Exploration Plans for 2021. Work will immediately commence on the projects following snowmelt, and will consist of new surface mapping, sampling and geophysical programs. Artificial Intelligence ("AI") methods will also be employed to delineate new targets. Additionally, several known/existing targets will be fast-tracked to the drill stage, with drilling expected to commence during the summer months in 2021. EMX will be assisting with implementation of the exploration programs, which will leverage the Company's regional presence and exploration methodologies that have been honed and refined over the past decade of work in the area.

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3 Information from the Geological Survey of Sweden archives in Malå, Sweden; Data shown on map from the Geological Survey of Sweden archives in Malå, Sweden: Summary of results from nickel prospecting; A consulting report published in 1987 as PRAP 87007 by the Prospecting Division of NSG, the Swedish Geological Company.

4 Information from the Geological Survey of Sweden archives in Malå, Sweden: Nickelmineraliseringarna i Njuggtraskliden, published in 1981 as report BRAP 81007.

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Comment on Nearby Mines and Deposits. Reference to nearby mines and mineral deposits in similar geologic settings provides context for EMX's Projects, but this is not necessarily indicative that the Projects host similar mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Figure 1: Location map of EMX projects optioned to MLE.

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Figure 2. Principal occurrences, nickel-sulfide bearing boulder clusters and historical drill holes on Mjövattnet project, Sweden.

Data shown on map from the Geological Survey of Sweden archives in Malå, Sweden; Summary of results from nickel prospecting; a consulting report published in 1987 as PRAP 87007 by the Prospecting Division of NSG, the Swedish Geological Company.

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Figure 3. Principal occurrences and nickel-sulfide bearing boulder clusters on Njuggträskliden project, Sweden.

Data shown on map from: Geological Survey of Sweden archives in Malå, Sweden: Nickelmineraliseringarna i Njuggtraskliden, published in 1981 as report BRAP 81007.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com